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                             September 10, 2020

       Leen Kawas, Ph.D.
       Chief Executive Officer
       Athira Pharma, Inc.
       4000 Mason Road, Suite 300
       Seattle, WA 98195

                                                        Re: Athira Pharma, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 26,
2020
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 9,
2020
                                                            File No. 333-248428

       Dear Dr. Kawas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Overview, page 1

   1. We note your response to prior comment 1. Your statement that "ATH-1017 significantly improved brain activity
as measured by P300 latency, a functional measure that highly correlates with
cognition" appears to imply an expectation that the improvement in P300 latency will result in
cognitive improvement as you state on page 8. Please revise this and any similar statements
to clarify that you have yet to establish a connection between the
                                                        P300 latency results
observed in your Phase 1 trials and improved cognition. Please further revise your
disclosure to provide appropriate context for various conclusions and predictions as to the
performance of your product candidates and revise and/or remove
 Leen Kawas, Ph.D.
FirstName  LastNameLeen   Kawas, Ph.D.
Athira Pharma,  Inc.
Comapany 10,
September  NameAthira
               2020    Pharma, Inc.
September
Page 2     10, 2020 Page 2
FirstName LastName
         any statements that imply efficacy. For example, please revise your statement on page 2 that appears to conclude that your ATH platform has the ability to
enhance the body   s
         repair mechanism of HGF/MET    and the last sentence under
"Differentiated Approach"
         on page 7 that appears to conclude that treatment with ATH-1017 will produce certain beneficial effects. Please remove the row related to ATH-1017 from the chart on page 8 as the disclosure makes a prediction regarding the efficacy of the treatment as noted above.
         We note your disclosure on page 4 that "average latency across the AD treatment group had returned to levels close to those observed in healthy elderly subjects by the end of an
         8-day treatment cycle" and a similar statement on page 135 that
ATH-1017    normalized
         the P300 latency of AD subjects in a Phase 1b clinical trial within 8 days of treatment.
         Please remove any reference to normalization as it implies efficacy and instead present the data that you used to draw the conclusion. Please also disclose how you selected the healthy young and healthy elderly volunteers in your Phase 1 clinical trials and how you determined that they were healthy.
Our Pipeline and ATH Platform, page 2

2. We note your disclosure that you may cross-reference the already active IND for ATH-
         1017 for the treatment of AD in the second IND for ATH-1017 for the treatment of PDD.
         Please revise your disclosure to clarify whether the second IND for PDD has been submitted to the FDA. If not yet submitted, please move the line for PDD to reflect its current status in pre-clinical development. We note your response to prior comment 3 that the company intends to initiate the Phase 2/3 LIFT-AD clinical trial in early September yet your disclosure in the prospectus indicates that the company intends to initiate the trial by the end of 2020. Until you initiate the trial, please remove any references to the company being in the "late" clinical-stage.
Risks Associated with Our Business, page 9

3. We note your response and revisions to prior comment 7. Please revise this section to highlight the risks associated with using EEG methods and the risks associated with having limited data from only 11 AD subjects from your Phase 1 trials. Insights from Approved Therapies, page 120

4. We note your revised disclosure in response to prior comment 10. Please revise to make the disclosure added to the Source note below Figure 12 part of the lead-in paragraph to
         Figure 12. Please also revise your disclosure to clarify whether the similarities disclosed between the studies of donepezil and rivastigmine are also the same for the ATH-1017
         Phase 1 clinical trial. We note, for example, that there is no trend line for a placebo control in the ATH-1017 graph and that the subjects included both healthy and AD patients. If not similar to the studies of donepezil and rivastigmine, please revise to disclose why such comparisons are appropriate or remove the comparisons.
 Leen Kawas, Ph.D.
FirstName  LastNameLeen   Kawas, Ph.D.
Athira Pharma,  Inc.
Comapany 10,
September  NameAthira
               2020    Pharma, Inc.
September
Page 3     10, 2020 Page 3
FirstName LastName
Event-Related Potential, page 128

5. We note your response to prior comment 11. Please revise your disclosure to include a discussion of the objective data observed to support your statement that "the sustained effects on P300 latency observed in the pre-dose recordings on subsequent testing
         days...most likely reflect the long-term regeneration of neuronal connections and the improvement in brain function." Alternatively, please remove the statement.
Our Neuropsychiatric Program (ATH-1019), page 134

6. We note your response to prior comment 12. Please revise your disclosure to include a discussion of the objective data observed to support your statement that ATH-1019 "has been shown to activate the HGF/MET system, and distribute to the CNS, and is neuroactive in animal models." Alternatively, you may describe what you have designed
         ATH-1019 to do and remove the statement.
Our Collaboration and Grant Agreements
Washington State University Research Foundation License Agreement and Amended and
Restated Washington State University License Agreement , page 140

7. We note your response to prior comment 13. Please note that we consider the royalty term to be a material term of a license agreement that should be disclosed in the registration statement. Please disclose when the royalty term is currently expected to expire. We note your disclosure that the term of the agreement will continue until the earlier of the date that no valid claim in a licensed patent remains enforceable or payment of earned royalties, once such payments begin, ceases for more than four consecutive calendar quarters. Please revise to disclose when the licensed patents are currently expected to expire. Please also revise your disclosure in this section to include the information from your response regarding whether you expect the joint ownership of the patent with Pacific
         Northwest Biotechnology, Inc. to have any effect on your license of the patent or your development of the product candidates to which the patent relates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Ada D. Sarmento at 202-551-3798 with any other questions.
 Leen Kawas, Ph.D.
Athira Pharma, Inc.
September 10, 2020
Page 4



                                      Sincerely,
FirstName LastNameLeen Kawas, Ph.D.
                                      Division of Corporation Finance
Comapany NameAthira Pharma, Inc.
                                      Office of Life Sciences
September 10, 2020 Page 4
cc:       Michael Nordtvedt, Esq.
FirstName LastName